UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-4174

A. Full title of the plan:

The Williams Investment Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

THE WILLIAMS INVESTMENT PLUS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of
The Williams Investment Plus Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Williams Investment Plus Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1998.
Tulsa, Oklahoma
June 10, 2021

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2020 and 2019

	2020	2019
Assets:
Investments (at fair value)	$1,524,022,016	$1,415,754,781
Notes receivable from participants	20,738,596	22,610,631
Non-interest bearing cash	872,572	408,879
Receivables	3,243,880	4,480,485
Contribution receivable	10,852,778	936,501

Total assets	1,559,729,842	1,444,191,277

Liabilities:
Accrued liabilities	2,103,288	3,336,665

Total liabilities	2,103,288	3,336,665

Net assets available for benefits	$1,557,626,554	$1,440,854,612

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2020

Additions to net assets:
Contributions:
Participant	$50,237,348
Employer	43,269,260
Rollovers	7,610,114
Total contributions	101,116,722

Net investment income:
Net increase in fair value of investments	217,568,006
Dividends	13,548,516
Interest	98,665
Total net investment income	231,215,187

Interest income on notes receivable from participants	1,262,573

Total additions to net assets	333,594,482

Deductions from net assets:
Withdrawals	214,253,419
Administrative expenses	2,500,983
Dividend distributions	68,138

Total deductions from net assets	216,822,540

Net increase during the year	116,771,942

Net assets available for benefits at beginning of year	1,440,854,612

Net assets available for benefits at end of year	$1,557,626,554

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

Note 1--Description of plan

The information included below regarding The Williams Investment Plus Plan (the “Plan”) provides only a general description of the Plan. Participants should refer to the Plan document, as amended and restated, and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan maintained for the benefit of substantially all employees of The Williams Companies, Inc., and its participating subsidiaries (collectively, “Williams” or “Employer”) as provided in the Plan. A small amount of the Plan is an employee stock ownership plan (“ESOP”) and includes shares of Williams common stock held in the Transtock and Williams Companies Employee Stock Ownership Plan (“WESOP”) Accounts, as defined in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is intended to constitute a plan described in Section 404(c) of ERISA and Title 29 of the Code of Federal Regulations Section 2550.404c-1, and the fiduciaries of the Plan may be relieved of liability for any losses that are the direct and necessary result of investment instructions given by a participant or beneficiary.

Administration

The Administrative Committee is the Plan administrator. The Investment Committee has the responsibility to monitor the performance of the trustee, investment funds and investment managers, and select, remove, and replace the trustee, any investment fund and any investment manager. The Benefits Committee has the authority and responsibility with respect to overriding the terms of the Plan which require the availability of common stock issued by The Williams Companies, Inc. The Benefits Committee, in its settlor capacity, may amend the Plan, provided it is a nonmaterial amendment as detailed in the Plan. Fidelity Management Trust Company (“FMTC”) is the trustee and record keeper. Additionally, Fidelity Investments Institutional Operations Company, Inc., provides certain other record keeping services for the Plan.

Contributions

Each eligible participant has employee contribution accounts consisting primarily of, as applicable, a Pre-Tax Account, as well as various after-tax contribution accounts, Roth accounts, catchup accounts, rollover contribution accounts, and employer contribution accounts. Certain participants may also have additional contribution accounts, as applicable.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

Each eligible employee participant may contribute from 1 percent to a maximum of 50 percent of their eligible compensation per pay period on a pre-tax and/or Roth basis. The maximum pre-tax and/or Roth contribution percentage for Highly Compensated Employees is subject to periodic adjustment in order to meet discrimination testing requirements and certain annual maximum statutory limits imposed by the Internal Revenue Service (“IRS”). The Employer will contribute an amount equal to 100 percent of each participant’s contribution per pay period up to a maximum of 6 percent of their eligible compensation. In addition, the Plan allows for discretionary Employer contributions. No such discretionary Employer contributions were made in 2020.

Additionally, eligible active employees who are not eligible to receive compensation credits under Williams’ defined benefit pension plan are eligible to receive a 4.5 percent Employer Fixed Annual Contribution made by Williams. The Employer Fixed Annual Contribution is made after the end of each Plan year and eligible employees generally must be an active employee at year end to receive this contribution, with exceptions for retirement, disability, death, divestiture, and reduction in force. For 2020 and 2019, the Employer Fixed Annual contributions were $10,853 thousand and $937 thousand, respectively.

The Plan also includes an automatic enrollment feature. Eligible participants who do not make an affirmative election to contribute or an affirmative election not to contribute within 60 days of hire are automatically enrolled in the Plan. If automatically enrolled, 3 percent of the participant’s eligible compensation is withheld on a pre-tax basis and invested in the default investment option designated by the Investment Committee. The participant has the right to change the contribution percentage, elect to discontinue contributions to the Plan, or make investment changes at any time.

Participants may elect to invest in various investment options provided they allocate their contribution in multiples of 1 percent and subject to certain other restrictions. Investment options include common/collective trusts, common stocks including common stocks held within separately managed accounts, mutual funds, and a self-directed brokerage fund. A participant may change their investment election at any time. Participants may also exchange or rebalance any investment in their Plan account in accordance with the Plan’s investment provisions.

The Plan does not allow participants’ contributions, including employer and employee contributions, loan payments, and rollovers to be made or invested in shares of Williams common stock. A small amount of Williams common stock continues to be held in the Transtock and WESOP Accounts within the Plan’s Legacy WMB Stock Fund. Dividend payments on Williams common stock not passed through to the participant continue to be reinvested in additional shares of Williams common stock until the participant elects to receive such dividends in cash.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

Vesting

Participants have a nonforfeitable vested interest in the current fair value of the assets purchased with their contributions. Eligible participants become 20 percent vested in the employer contributions made on their behalf after one year of service as defined by the Plan. Such vesting increases an additional 20 percent for each year of service, and participants become 100 percent vested upon five years of service. In addition, a participant may become totally vested in their account by reason of their death, total and permanent disability, attainment of age 65, eligibility to receive early retirement benefits under a pension plan of Williams, reduction in work force, complete discontinuance of employer contributions, or termination or partial termination of the Plan. Upon certain sales of assets or companies, participants that have an involuntary termination of employment as a result of such sale are also 100 percent vested.

Employer contributions that are not vested at the time a participant withdraws from the Plan by reason of termination of employment, other than permanent job elimination or permanent reduction in work force, are used for certain items as specified in the Plan document, including the reduction of future employer contributions and payment of Plan expenses. During 2020, employer contributions were reduced by $599 thousand from forfeited nonvested accounts.

Distributions and in-service withdrawals

Participants are entitled to receive the vested portion of their account when they cease to be an employee of Williams for any reason including retirement. Upon termination of service, a participant has distribution options available as outlined in the Plan.

Generally, the payment of benefits under the Plan shall be made in cash. However, with respect to amounts held in the Plan’s common stock funds, the participant may request payment of benefits under the Plan in the common stock held within such funds.

Eligible employee participants may request a partial withdrawal from the Plan of their rollover contribution accounts and a portion, as defined in the Plan document, of their Prior Plans After-Tax Account. Eligible employee participants may make two such withdrawals during any Plan year and are not suspended from participation in the Plan following such a withdrawal. Outstanding loans will reduce the amount available for partial withdrawals.

Eligible participants who have completed two years of service and who are employees may request an additional in-service withdrawal from the Plan. The amount available for this withdrawal is calculated as defined in the Plan, but in no event shall it exceed the vested portion of the participant’s Employer Matching Contribution Account, Employer Cash Contribution Account, and the balance of the After-Tax Account. Outstanding loans will reduce the amount available for additional in-service withdrawals. Upon electing an additional in-service withdrawal, a participant is suspended from participation in the Plan for three months. Only one such withdrawal may be made every 12 months.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

A participant who is at least age 59½ may request a post-59½ withdrawal from the Plan. The withdrawal can include the vested portion of certain of the participant’s employer and employee contribution accounts. Outstanding loans will reduce the amount available for post-59½ withdrawals. Such withdrawal may be requested at any time and does not cause the participant to be suspended from the Plan.

An eligible employee participant who has a balance in a WESOP Account or Transtock Account may withdraw such balance at any time. Such withdrawal does not cause the participant to be suspended from the Plan.

Withdrawals from an eligible employee participant’s Pre-Tax Account and Roth Account before age 59½ may be made if the participant has suffered a financial hardship condition, as defined in the Plan. Such withdrawal does not cause the participant to be suspended from the Plan.

A participant who is under age 59½ and is totally and permanently disabled, as defined in the Plan, may make a withdrawal from the eligible amounts in their Pre-Tax Account and Roth Account or request a full distribution from the Plan.

COVID-19

The Plan adopted certain required minimum distribution provisions of the Setting Every Community Up for Retirement Enhancement Act that are effective beginning with the 2020 plan year, including not requiring minimum distributions until age 72. Additionally, required minimum distributions beginning in 2020 were delayed by one year as part of the Coronavirus Aid, Relief, and Economic Security Act (CARES), but may still be received at the request of a participant.

The Plan also adopted certain participant withdrawal provisions of the CARES Act that were effective for portions of the 2020 Plan Year in order to provide relief to participants affected by COVID-19. The early withdrawal tax was waived for COVID-19 withdrawals up to $100,000 through December 2020.

Participant loans

The Plan permits eligible employee participants to obtain up to two loans from their account balances within specified limitations. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the aggregate of the highest outstanding balances of such loans during the immediately preceding 12-month period, or 50 percent of their vested balance. Loan terms may not exceed 58 months unless the loan is for the purchase of a primary residence, in which case the loan term may not exceed 25 years. Periodic principal and interest payments are reinvested according to the participant’s

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

current investment election on file. The interest rate is equal to the prime rate of interest plus one percentage point or such other rate as the Administrative Committee shall specify. Principal and interest are paid ratably through payroll deductions. If the participant’s employment is terminated, the participant may continue to make principal and interest payments subject to certain limitations. Participants may make additional partial payments of the loan at any time and in such form as required by the record keeper.

Other
Each participant has their own individual account. Contributions and investment earnings are recorded to individual participant accounts. Plan investments are valued daily. The fair value per share of each fund is multiplied by the number of shares of the fund held in the participant’s account to arrive at their account balance.

Net investment income (loss), including the net change in fair value of investments, on assets held in allocated accounts is applied to the individual participant accounts based on each participant’s account balances.

The ESOP allows for the election of dividend pass-through, which are cash dividends paid directly to participants, for the dividends received on the shares of Williams common stock held within the Plan’s ESOP.

While the Compensation and Management Development Committee of the Williams Board of Directors has not expressed any intent to terminate the Plan, it may do so, in its settlor capacity, at any time. In the event of any Plan termination, assets of the Plan will be distributed in accordance with the Plan document.

Note 2--Summary of significant accounting policies

Basis of accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting. However, benefit payments to participants are recorded when paid.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any estimated accrued and unpaid interest. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a withdrawal is recorded.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s Administrative Committee to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ account balances.

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A discussion of fair value measurements is included in Note 3.

Purchases and sales of securities are recorded on a trade-date basis, which may result in amounts due to or from brokers related to unsettled trades. Dividend income is recorded on the ex-dividend date. Net increase (decrease) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions

Participant contributions are recorded when Williams makes payroll deductions from eligible Plan participants. Employer contributions are accrued in the period in which they become obligations of Williams.

Administrative expenses

Certain administrative expenses, including audit and legal fees, of the Plan are paid by Williams.

Note 3--Fair value measurements

The fair value hierarchy prioritizes the inputs used to measure fair value, giving the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Fair value balances are classified based on the observability of those inputs. The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Plan’s Level 1 investments primarily consist of mutual funds, common stocks, and money market funds that are traded on U.S. exchanges, as well as interest-bearing cash. The Plan’s Level 2 investments primarily consist of common stocks traded on foreign exchanges, certificates of deposit, and government and corporate bonds. The Plan’s Level 3 investments consist of a private placement common stock that is not traded on an exchange.

The fair values of common stocks traded on U.S. exchanges and exchange-traded funds within the self-directed brokerage fund are derived from quoted market prices as of the close of business on the last business day of the Plan year. The fair value of common stocks traded on foreign exchanges are also derived from quoted market prices as of the close of business on an active foreign exchange on the last business day of the Plan year. The valuation requires translation of the foreign currency to U.S. dollars, and the foreign exchange rate used in the translation is considered an observable input to the valuation. Shares of money market funds and mutual funds are valued at fair value based on published market prices as of the close of business on the last business day of the Plan year, which represent the net asset values (“NAV”) of the shares held by the Plan. The carrying value of interest-bearing cash approximates fair value because of the short-term nature of this investment. The units of the common/collective trusts are valued at fair value using the NAV practical expedient as determined by the issuer based on the current fair values of the underlying assets of the fund (see Note 4). There have been no significant changes in the preceding valuation methodologies used at December 31, 2020 and 2019.

The valuation methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. The use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets that are measured at fair value as of December 31, 2020 and 2019, with the exception of the common/collective trusts measured at fair value using the NAV practical expedient. The combined fair value for the common/collective trusts is provided to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

	Level 1	Level 2	Level 3	Total
2020:
Interest-bearing cash	$2,707,054	$—	$—	$2,707,054
Mutual funds	225,624,504	—	—	225,624,504
Self-directed brokerage fund	99,892,988	1,985,527	—	101,878,515
Common stocks	430,647,088	7,289,670	709,801	438,646,559
	$758,871,634	$9,275,197	$709,801	768,856,632
Common/collective trusts				755,165,384
Total investments at fair value				$1,524,022,016

2019:
Interest-bearing cash	$1,723,655	$—	$—	$1,723,655
Mutual funds	208,386,003	—	—	208,386,003
Self-directed brokerage fund	80,332,518	3,467,620	—	83,800,138
Common stocks	398,761,704	5,499,755	606,632	404,868,091
	$689,203,880	$8,967,375	$606,632	698,777,887
Common/collective trusts				716,976,894
Total investments at fair value				$1,415,754,781

Note 4--Common/collective trusts

The Plan holds investments in several common/collective trusts that invest primarily in mutual funds, fixed income securities, and international equity securities. These common/collective trusts have no unfunded commitments. Generally, participant-directed redemptions occur daily. In some cases, FMTC may require up to ten days to settle these redemptions. However, FMTC may require additional notice for redemptions directed by a plan sponsor.

Additionally, the Plan holds investments in the Fidelity Managed Income Portfolio II Fund (“MIP II Fund”), a common/collective trust, which is managed by FMTC as trustee (“MIP II Fund Trustee”). Participant-directed withdrawals of MIP II Fund units may be made on any business day. Participant-directed exchanges to another investment option may be made on any business day as long as the exchange is not directed into a competing fund (money market funds or certain other types of fixed income funds). Transferred amounts must be held in a noncompeting investment option for 90 days before subsequent transfers to a competing fund may occur. Withdrawals directed by a plan sponsor must be preceded by 12-months written

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

notice to the MIP II Fund Trustee. The MIP II Fund Trustee may in its discretion complete any such plan-level withdrawals before the expiration of such 12-month period. Additionally, the MIP II Fund Trustee may defer completing a withdrawal directed by a participant or plan sponsor where doing so might adversely affect the MIP II Fund portfolio. The MIP II Fund Trustee shall make the payments available as quickly as cash flows and prudent portfolio management permit.

Note 5--Transactions with parties-in-interest

Certain investments held by the Plan are managed by the trustee. Additionally, certain investments held within the Plan are in Williams common stock. Therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules.

Note 6--Tax status and federal income taxes

The Plan has received a determination letter from the IRS dated July 24, 2015, stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been further amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator has indicated it will take the necessary steps, if any, to maintain the Plan’s compliance with the Code.

Plan management is required by generally accepted accounting principles to evaluate uncertain tax positions taken by the Plan. The financial statement impact of a tax position must be recognized when the position is more likely than not, based on its technical merits, to be sustained upon examination by the IRS. As of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken.

Note 7--Differences between financial statements and Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 at December 31:

	2020	2019
Net assets available for benefits per the financial statements	$1,557,626,554	$1,440,854,612
Amounts allocated to withdrawing participants	(1,355,343)	(1,254,125)
Net assets available for benefits per the Form 5500	$1,556,271,211	$1,439,600,487

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

The following is a reconciliation of Net increase during the year per the Statement of Changes in Net Assets Available for Benefits to net income (loss) per the Form 5500 for the year ended December 31, 2020:

Net increase during the year	$116,771,942
Less: Amounts allocated to withdrawing participants at December 31, 2020	(1,355,343)
Add: Amounts allocated to withdrawing participants at December 31, 2019	$1,254,125
Net income per Form 5500	$116,670,724

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

SUPPLEMENTAL SCHEDULE

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

	Common/Collective Trusts
*	Fidelity	Fidelity Managed Income Portfolio II Class 2 – 545 shares		$545
*	Fidelity	Fidelity Managed Income Portfolio II Class 4 – 83,488,015 shares		83,488,015
*	Fidelity	Fidelity Diversified International Commingled Pool – 3,733,256 shares		64,174,674
	Prudential	Prudential Core Plus Bond Fund Class 5 – 230,238 shares		45,267,045
	Vanguard	Vanguard Target Retirement Income Trust I – 214,724 shares		13,456,760
	Vanguard	Vanguard Target Retirement 2015 Trust I – 78,534 shares		4,965,722
	Vanguard	Vanguard Target Retirement 2020 Trust I – 844,588 shares		56,663,385
	Vanguard	Vanguard Target Retirement 2025 Trust I – 901,924 shares		62,079,418
	Vanguard	Vanguard Target Retirement 2030 Trust I – 1,940,923 shares		136,078,092
	Vanguard	Vanguard Target Retirement 2035 Trust I – 530,385 shares		38,346,839
	Vanguard	Vanguard Target Retirement 2040 Trust I – 1,504,604 shares		113,236,490
	Vanguard	Vanguard Target Retirement 2045 Trust I – 496,355 shares		37,822,217
	Vanguard	Vanguard Target Retirement 2050 Trust I – 899,399 shares		69,028,882
	Vanguard	Vanguard Target Retirement 2055 Trust I – 226,390 shares		21,185,573
	Vanguard	Vanguard Target Retirement 2060 Trust I – 142,716 shares		7,015,907
	Vanguard	Vanguard Target Retirement 2065 Trust I – 77,878 shares		2,355,820
				755,165,384
	Registered Investment Companies
	PIMCO	PIMCO Real Return Fund Institutional Class – 701,481 shares		8,607,171
*	Fidelity	Fidelity U.S. Bond Index Fund – 1,443,956 shares		17,977,251
	Vanguard	Vanguard Extended Market Index Fund Institutional Shares – 241,856 shares		30,169,073
	Vanguard	Vanguard Institutional Index Fund Institutional Plus Shares – 464,360 shares		153,926,169
	Vanguard	Vanguard Total International Stock Index Fund Institutional Shares – 114,506 shares		14,861,688
				225,541,352

	Common Stock
	Chesapeake Energy Co.	Common stock – 1,329 shares		2,021
*	The Williams Companies, Inc.	Common stock – 241,305 shares		4,840,646
				4,842,667

	Investments held in Separately Managed Accounts
	Macquarie U.S. Large Cap Value Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN	Short-term bank deposit		695,390

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

	Common Stock:
	ALLSTATE CORPORATION	Common stock – 15,958 shares		1,754,263
	AMERICAN INTERNATIONAL GROUP	Common stock – 42,600 shares		1,612,836
	ARCHER DANIELS MIDLAND CO	Common stock – 30,715 shares		1,548,343
	AT&T INC	Common stock – 53,982 shares		1,552,522
	BROADCOM INC	Common stock – 4,200 shares		1,838,970
	CARDINAL HEALTH INC	Common stock – 39,320 shares		1,763,195
	CATERPILLAR INC	Common stock – 9,141 shares		1,663,845
	CIGNA CORP	Common stock – 7,868 shares		1,637,960
	CISCO SYSTEMS INC	Common stock – 40,146 shares		1,796,534
	COGNIZANT TECH SOLUTIONS CL A	Common stock – 22,714 shares		1,861,412
	COMCAST CORP CL A	Common stock – 33,185 shares		1,738,894
	CONAGRA BRANDS INC	Common stock – 42,016 shares		1,559,470
	CONOCOPHILLIPS	Common stock – 42,181 shares		1,686,818
	CVS HEALTH CORP	Common stock – 24,984 shares		1,706,407
	DISCOVER FIN SVCS	Common stock – 20,727 shares		1,876,415
	DISNEY (WALT) CO	Common stock – 9,734 shares		1,763,606
	DOLLAR TREE INC	Common stock – 15,000 shares		1,620,600
	DOWDUPONT INC	Common stock – 26,336 shares		1,872,753
	EDISON INTL	Common stock – 26,100 shares		1,639,602
	EQUITY RESIDENTIAL REIT	Common stock – 28,389 shares		1,682,900
	HONEYWELL INTL INC	Common stock – 8,056 shares		1,713,511
	INTEL CORP	Common stock – 32,634 shares		1,625,826
	JOHNSON & JOHNSON	Common stock – 10,518 shares		1,655,323
	LOWES COS INC	Common stock – 10,014 shares		1,607,347
	MERCK & CO INC NEW	Common stock – 18,849 shares		1,541,848
	MONDELEZ INTERNATIONAL INC	Common stock – 28,602 shares		1,672,359
	MOTOROLA SOLUTIONS INC	Common stock – 9,800 shares		1,666,588
	NORTHROP GRUMMAN CORP	Common stock – 4,693 shares		1,430,051
	ORACLE CORP	Common stock – 27,538 shares		1,781,433
	RAYTHEON CO	Common stock – 24,034 shares		1,718,672
	TRUST FINANCIAL CORP	Common stock – 34,300 shares		1,643,999
	VERIZON COMMUNICATIONS INC	Common stock – 26,422 shares		1,552,292
	VIATRIS INC	Common stock – 93,311 shares		1,748,648

	LSV U.S. Small/Mid Cap Value Equity Portfolio:
	Common Stock:
	AARONS INC A	Common stock – 450 shares		8,532
	ACUITY BRANDS INC	Common stock – 1,825 shares		220,989

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	AIR LEASE CORP CL A	Common stock – 3,100 shares		137,702
	ALLISON TRANSMISSION HLDGS INC	Common stock – 6,500 shares		280,345
	AMC NETWORKS INC CL A	Common stock – 3,600 shares		128,772
	AMERICAN FINL GROUP INC OHIO	Common stock – 3,050 shares		267,241
	APPLE HOSPITALITY REIT INC	Common stock – 8,900 shares		114,899
	ARCONIC INC	Common stock – 825 shares		24,585
	ARROW ELECTRONICS INC	Common stock – 4,700 shares		457,310
	ASSURED GUARANTY LTD	Common stock – 7,600 shares		239,324
	ATKORE INC	Common stock – 5,400 shares		221,994
	BANKUNITED INC	Common stock – 9,900 shares		344,322
	BERKSHIRE HILLS BANCORP INC	Common stock – 6,400 shares		109,568
	BERRY GLOBAL GROUP INC	Common stock – 2,930 shares		164,637
	BLOCK H & R INC	Common stock – 5,300 shares		84,058
	BORGWARNER INC	Common stock – 4,600 shares		177,744
	BRIDGEWATER BANCSHARES INC	Common stock – 15,800 shares		197,342
	BRIXMOR PPTY GROUP INC	Common stock – 17,000 shares		281,350
	C N A FINANCIAL CORP	Common stock – 8,800 shares		342,848
	CABOT CORP	Common stock – 2,900 shares		130,152
	CAPRI HOLDINGS LTD	Common stock – 5,200 shares		218,400
	CARS.COM INC	Common stock – 11,300 shares		127,690
	CATALYST PHARMACEUTICALS INC	Common stock – 19,400 shares		64,796
	CHATHAM LODGING TRUST	Common stock – 9,100 shares		98,280
	CHEMOURS CO/ THE	Common stock – 4,000 shares		99,160
	CIENA CORP	Common stock – 3,700 shares		195,545
	CIRRUS LOGIC INC	Common stock – 1,100 shares		90,420
	CITY OFFC REIT INC	Common stock – 15,100 shares		147,527
	CNO FINANCIAL GROUP INC	Common stock – 16,200 shares		360,126
	CONCENTRIX CORP	Common stock – 1,313 shares		129,593
	CORECIVIC INC	Common stock – 8,000 shares		52,400
	CORENERGY INFRASTR TR INC	Common stock – 4,800 shares		32,880
	CSG SYSTEMS INTL INC	Common stock – 3,300 shares		148,731
	CUSTOMERS BANCORP INC	Common stock – 7,500 shares		136,350
	DANA INC	Common stock – 8,800 shares		171,776
	DAVITA INC	Common stock – 1,600 shares		187,840
	DELUXE CORP	Common stock – 4,300 shares		125,560
	DILLARDS INC CL A	Common stock – 1,700 shares		107,185
	DIODES INC	Common stock – 1,900 shares		133,950
	DOMTAR CORP	Common stock – 5,600 shares		177,240
	EASTMAN CHEMICAL CO	Common stock – 2,200 shares		220,616
	FEDERAL AGRI MTG NON VTG CL C	Common stock – 4,200 shares		311,850

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	FINANCIAL INSTITUTIONS INC	Common stock – 5,000 shares		112,500
	FIRST AMERICAN FINANCIAL CORP	Common stock – 2,300 shares		118,749
	FOOT LOCKER INC	Common stock – 3,700 shares		149,628
	FRANKLIN STREET PPTYS CORP	Common stock – 14,600 shares		63,802
	GOODYEAR TIRE & RUBBER CO	Common stock – 10,000 shares		109,100
	GRAY TELEVISION INC	Common stock – 6,800 shares		121,652
	HANMI FINANCIAL CORPORATION	Common stock – 4,900 shares		55,566
	HARLEY-DAVIDSON INC	Common stock – 5,800 shares		212,860
	HAVERTY FURNITURE COS INC	Common stock – 8,200 shares		226,894
	HAWAIIAN HLDGS INC	Common stock – 5,900 shares		104,430
	HOLLYFRONTIER CORP	Common stock – 5,500 shares		142,175
	HOPE BANCORP INC	Common stock – 16,800 shares		183,288
	HUNTINGTON INC W/I	Common stock – 1,000 shares		170,480
	HUNTSMAN CORP	Common stock – 9,000 shares		226,260
	INDUSTRIAL LOGISTICS PPTY TR	Common stock – 7,587 shares		176,701
	INGREDION INC	Common stock – 2,200 shares		173,074
	INNOVIVA INC	Common stock – 10,100 shares		125,139
	INVESTORS BANCORP INC	Common stock – 23,700 shares		250,272
	J2 GLOBAL INC	Common stock – 1,900 shares		185,611
	JABIL INC	Common stock – 11,000 shares		467,830
	JAZZ PHARMA PLC	Common stock – 2,860 shares		472,043
	JETBLUE AIRWAYS CORP	Common stock – 9,200 shares		133,768
	JM SMUCKER CO	Common stock – 2,700 shares		312,120
	JUNIPER NETWORKS INC	Common stock – 6,700 shares		150,817
	KELLY SERVICES INC CL A	Common stock – 6,500 shares		133,705
	KOHLS CORP	Common stock – 5,300 shares		215,657
	KRATON CORP	Common stock – 5,300 shares		147,287
	LANNETT INC	Common stock – 6,900 shares		44,988
	LANTHEUS HLDGS INC	Common stock – 5,100 shares		68,799
	LEAR CORP NEW	Common stock – 1,400 shares		222,642
	M D C HOLDINGS INC	Common stock – 4,700 shares		228,420
	MANPOWERGROUP INC	Common stock – 3,400 shares		306,612
	MASTEC INC	Common stock – 2,500 shares		170,450
	MDU RESOURCES GROUP INC	Common stock – 4,500 shares		118,530
	MEDNAX INC	Common stock – 2,000 shares		31,902
	MERITOR INC	Common stock – 11,500 shares		320,965
	MGIC INVESTMENT CORP	Common stock – 11,100 shares		139,305
	MIDLAND STATES BANCORP INC	Common stock – 7,200 shares		128,664
	MILLER HERMAN INC	Common stock – 7,000 shares		236,600
	MOLSON COORS BEVERAGE CO B	Common stock – 3,900 shares		176,241

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	NATIONAL FUEL GAS CO	Common stock – 5,500 shares		226,215
	NAVIENT CORP	Common stock – 16,900 shares		165,958
	NCR CORP	Common stock – 6,500 shares		244,205
	NEW MOUNTAIN FINANCE CORP	Common stock – 11,800 shares		134,048
	NEWTEK BUSINESS SERVICES CORP	Common stock – 7,500 shares		147,675
	NEXSTAR MEDIA GROUP INC A	Common stock – 1,520 shares		165,969
	NRG ENERGY INC	Common stock – 6,900 shares		259,095
	O-I GLASS INC	Common stock – 14,200 shares		168,980
	ODP CORP/THE	Common stock – 4,170 shares		122,181
	OFFICE PROPERTIES INCOME TRUST	Common stock – 7,076 shares		160,767
	OMEGA HEALTHCARE INVESTORS INC	Common stock – 4,700 shares		170,704
	ON SEMICONDUCTOR CORP	Common stock – 4,700 shares		153,831
	OSHKOSH CORP	Common stock – 3,500 shares		301,245
	OUTFRONT MEDIA INC	Common stock – 4,300 shares		84,108
	OWENS CORNING INC	Common stock – 2,600 shares		196,976
	PATTERSON COMPANIES INC	Common stock – 4,300 shares		127,409
	PENNANTPARK INVESTMENT CORP	Common stock – 23,300 shares		107,413
	PENSKE AUTOMOTIVE GROUP INC	Common stock – 4,300 shares		255,377
	PIEDMONT OFFICE REALTY TRUST A	Common stock – 9,900 shares		160,677
	PREMIER FINANCIAL CORP	Common stock – 7,600 shares		174,800
	PROG HOLDINGS INC	Common stock – 900 shares		48,483
	PROSPECT CAPITAL CORP FD	Common stock – 27,200 shares		147,152
	PULTEGROUP INC	Common stock – 6,300 shares		271,656
	PVH CORP	Common stock – 2,400 shares		225,336
	QUANTA SVCS INC	Common stock – 1,200 shares		86,424
	RADIAN GROUP INC	Common stock – 9,800 shares		198,450
	REGAL BELOIT CORP	Common stock – 1,200 shares		147,372
	REGIONAL MANAGEMENT CORP	Common stock – 6,500 shares		194,090
	REINSURANCE GROUP OF AMERICA	Common stock – 2,300 shares		266,570
	RETAIL VALUE INC	Common stock – 986 shares		14,662
	ROCKY BRANDS INC	Common stock – 4,000 shares		112,280
	SABRA HEALTHCARE REIT INC	Common stock – 11,900 shares		206,703
	SANMINA CORP	Common stock – 5,700 shares		181,773
	SCANSOURCE INC	Common stock – 3,400 shares		89,692
	SELECT MEDICAL HLDGS CORP	Common stock – 7,900 shares		218,514
	SERVICE PPTYS TR	Common stock – 7,000 shares		80,430
	SILGAN HOLDINGS INC	Common stock – 6,235 shares		231,194
	SITE CENTERS CORP	Common stock – 9,250 shares		93,610
	SNAP-ON INC	Common stock – 1,000 shares		171,140
	SONIC AUTOMOTIVE INC CL A	Common stock – 6,000 shares		231,420

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	SOUTHWESTERN ENERGY CO	Common stock – 32,000 shares		95,360
	SPROUTS FMRS MKT INC	Common stock – 8,700 shares		174,870
	STEELCASE INC CLASS A	Common stock – 15,500 shares		210,025
	SYNNEX CORP	Common stock – 1,313 shares		106,931
	TCF FINANCIAL CORPORATION	Common stock – 2,550 shares		94,401
	TEXTRON INC	Common stock – 3,500 shares		169,155
	TRAVEL & LEISURE CO	Common stock – 4,800 shares		215,328
	TRITON INTERNATIONAL LTD	Common stock – 4,004 shares		194,234
	TTM TECHNOLOGIES INC	Common stock – 9,000 shares		124,155
	ULTRA CLEAN HOLDINGS INC	Common stock – 5,040 shares		156,996
	UNITED RENTALS INC	Common stock – 2,200 shares		510,202
	UNITED THERAPEUTICS CORP DEL	Common stock – 1,300 shares		197,327
	UNUM GROUP	Common stock – 9,300 shares		213,342
	VEREIT INC	Common stock – 5,880 shares		222,205
	VIACOMCBS INC CL B	Common stock – 7,400 shares		275,724
	VILLAGE SUPER MKT INC CL A NEW	Common stock – 3,400 shares		75,004
	VISHAY INTERTECHNOLOGY INC	Common stock – 6,300 shares		130,473
	VISTRA ENERGY CORP	Common stock – 13,200 shares		259,512
	VOYA FINANCIAL INC	Common stock – 4,800 shares		282,288
	W&T OFFSHORE INC	Common stock – 27,800 shares		60,326
	WALKER & DUNLOP INC	Common stock – 1,500 shares		138,030
	WASHINGTON PRIME GROUP INC	Common stock – 4,688 shares		30,519
	WEIS MARKETS INC	Common stock – 2,200 shares		105,182
	WESTERN UNION CO	Common stock – 5,200 shares		114,088
	WESTROCK CO	Common stock – 7,300 shares		317,769
	WHIRLPOOL CORP	Common stock – 1,400 shares		252,686
	WILLIAMS-SONOMA INC	Common stock – 3,300 shares		336,072
	WORLD FUEL SERVICES CORP	Common stock – 4,100 shares		127,756
	XEROX CORP	Common stock – 8,825 shares		204,652
	ZIONS BANCORP	Common stock – 8,200 shares		356,208

	T. Rowe Price U.S. Large-Cap Core Growth Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN	Short-term bank deposit		750,000
	Registered Investment Company:
*	T ROWE PRICE	T Rowe Price Government Reserve Fund - 83,152 shares		83,152
	Common Stock:
	ABBVIE INC	Common stock – 300 shares		32,145
	ADOBE INC	Common stock – 69 shares		34,508
	ADVANCED MICRO DEVICES INC	Common stock – 30,587 shares		2,805,134

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	AGILENT TECHNOLOGIES INC	Common stock – 166 shares		19,669
	AIRBNB INC CLASS A	Common stock – 1,253 shares		183,940
	ALIBABA GROUP HLD LTD SPON ADR	Common stock – 37,357 shares		8,601,003
	ALIGN TECHNOLOGY INC	Common stock – 299 shares		159,780
	ALPHABET INC CL A	Common stock – 1,861 shares		3,261,663
	ALPHABET INC CL C	Common stock – 8,484 shares		14,862,950
	AMAZON.COM INC	Common stock – 9,786 shares		31,872,317
	ANT INTL CO CLASS C PP	Common stock – 82,535 shares		709,801
	ANTHEM INC	Common stock – 4,681 shares		1,503,022
	APPLE INC	Common stock – 105,553 shares		14,005,828
	APPLIED MATERIALS INC	Common stock – 6,773 shares		584,510
	APTIV PLC	Common stock – 1,480 shares		192,829
	ATLASSIAN CORP PLC CLS A	Common stock – 2,574 shares		601,981
	BECTON DICKINSON & CO	Common stock – 114 shares		28,525
	CANADIAN PACIFIC RAIL LTD (US)	Common stock – 76 shares		26,348
	CARVANA CO CL A	Common stock – 3,483 shares		834,318
	CENTENE CORP	Common stock – 18,967 shares		1,138,589
	CHARTER COMMUNICATIONS INC A	Common stock – 42 shares		27,785
	CHIPOTLE MEXICAN GRILL INC	Common stock – 1,272 shares		1,763,895
	CHUBB LTD	Common stock – 3,673 shares		565,348
	CIGNA CORP	Common stock – 16,155 shares		3,363,148
	CINTAS CORP	Common stock – 2,881 shares		1,018,318
	CLARIVATE PLC	Common stock – 2,900 shares		86,159
	COSTAR GROUP INC	Common stock – 1,856 shares		1,715,464
	COUPA SOFTWARE INC	Common stock – 642 shares		217,580
	CROWDSTRIKE HOLDINGS INC	Common stock – 500 shares		148,274
	DANAHER CORP	Common stock – 13,730 shares		3,005,554
	DISNEY (WALT) CO	Common stock – 2,500 shares		452,950
	DOCUSIGN INC	Common stock – 4,569 shares		948,999
	DOLLAR GENERAL CORP	Common stock – 15,156 shares		3,187,307
	DOLLAR TREE INC	Common stock – 252 shares		27,226
	DOMINOS PIZZA INC	Common stock – 532 shares		204,001
	DOORDASH INC	Common stock – 1,016 shares		145,034
	EQUIFAX INC	Common stock – 1,255 shares		242,014
	ETSY INC	Common stock – 3,245 shares		577,318
	EXACT SCIENCES CORP	Common stock – 286 shares		37,892
	FACEBOOK INC CL A	Common stock – 65,106 shares		17,784,355
	FIDELITY NATL INFORM SVCS INC	Common stock – 21,150 shares		2,949,441
	FISERV INC	Common stock – 26,822 shares		3,053,953
	FORTIVE CORP	Common stock – 8,351 shares		633,910

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	GENERAL ELECTRIC CO	Common stock – 43,288 shares		467,510
	GLOBAL PAYMENTS INC	Common stock – 27,633 shares		5,952,701
	GOLDMAN SACHS GROUP INC	Common stock – 9,426 shares		2,485,730
	HCA HEALTHCARE INC	Common stock – 7,661 shares		1,259,928
	HILTON WORLDWIDE HOLDINGS INC	Common stock – 574 shares		63,863
	HONEYWELL INTL INC	Common stock – 633 shares		177,179
	HUMANA INC	Common stock – 1,641 shares		673,253
	INCYTE OCRP	Common stock – 11,583 shares		1,007,489
	INTERCONTINENTAL EXCHANGE INC	Common stock – 9,283 shares		1,070,237
	INTUIT INC	Common stock – 15,518 shares		5,894,512
	INTUITIVE SURGICAL INC	Common stock – 5,220 shares		4,270,482
	JD.COM INC SPON ADR	Common stock – 2,100 shares		184,590
	KANSAS CITY SOUTHERN	Common stock – 96 shares		19,597
	KLA CORP	Common stock – 162 shares		41,943
	LAM RESEARCH CORP	Common stock – 325 shares		106,261
	LINDE PLC	Common stock – 3,796 shares		1,000,284
	LULULEMON ATHLETICA INC	Common stock – 5,415 shares		1,884,582
	MARRIOTT INTERNATIONAL INC A	Common stock – 1,493 shares		196,957
	MARSH & MCLENNAN COS INC	Common stock – 2,262 shares		264,654
	MARVELL TECHNOLOGY GROUP LTD	Common stock – 46,643 shares		2,217,408
	MASTERCARD INC CL A	Common stock – 18,199 shares		6,495,951
	MATCH GROUP INC	Common stock – 18,889 shares		2,855,828
	MAXIM INTEGRATED PRODUCTS INC	Common stock – 9,282 shares		858,309
	MCDONALDS CORP	Common stock – 147 shares		31,543
	MICROSOFT CORP	Common stock – 65,263 shares		14,515,796
	MONGODB INC CL A	Common stock – 300 shares		143,616
	MONOLITHIC POWER SYS INC	Common stock – 1,300 shares		501,003
	MORGAN STANLEY	Common stock – 13,502 shares		925,292
	MSCI INC	Common stock – 53 shares		23,666
	NETFLIX INC	Common stock – 11,959 shares		6,466,590
	NIKE INC CL B	Common stock – 18,408 shares		2,604,180
	NORFOLK SOUTHERN CORP	Common stock – 2,673 shares		635,132
	NVIDIA CORP	Common stock – 7,616 shares		4,029,295
	PARKER HANNIFIN CORP	Common stock – 766 shares		208,666
	PAYCOM SOFTWARE INC	Common stock – 1,696 shares		767,016
	PAYPAL HLDGS INC	Common stock – 33,229 shares		7,782,232
	PINDUODUO INC ADR	Common stock – 3,473 shares		617,048
	PPD INC	Common stock – 6,022 shares		206,073
	PPG INDUSTRIES INC	Common stock – 1,400 shares		201,908
	QUALCOMM INC	Common stock – 8,327 shares		1,268,535

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	RINGCENTRAL INC CL A	Common stock – 400 shares		151,588
	ROKU INC CLASS A	Common stock – 200 shares		66,404
	ROPER TECHNOLOGIES INC	Common stock – 3,425 shares		1,476,483
	ROSS STORES INC	Common stock – 16,936 shares		2,079,910
	S&P GLOBAL INC	Common stock – 5,025 shares		1,651,868
	SALESFORCE.COM INC	Common stock – 25,024 shares		5,568,591
	SCHWAB CHARLES CORP	Common stock – 26,118 shares		1,385,299
	SEA LTD ADR	Common stock – 18,897 shares		3,761,448
	SEAGEN INC	Common stock – 242 shares		42,384
	SERVICENOW INC	Common stock – 12,811 shares		7,051,559
	SHERWIN WILLIAMS CO	Common stock – 418 shares		307,192
	SHOPIFY INC CL A	Common stock – 926 shares		1,048,186
	SNAP INC - A	Common stock – 49,689 shares		2,487,928
	SNOWFLAKE INC CL A	Common stock – 335 shares		94,269
	SPLUNK INC	Common stock – 9,388 shares		1,594,927
	SPOTIFY TECHNOLOGY SA	Common stock – 5,533 shares		1,741,014
	SQUARE INC CL A	Common stock – 1,100 shares		239,404
	STARBUCKS CORP	Common stock – 1,700 shares		213,960
	STATE STREET CORP	Common stock – 445 shares		32,387
	STRYKER CORP	Common stock – 15,521 shares		3,803,266
	SYNOPSYS INC	Common stock – 8,315 shares		2,155,581
	T-MOBILE US INC	Common stock – 121,365 shares		121,365
	TE CONNECTIVITY LTD	Common stock – 4,665 shares		564,792
	TENCENT HOLDINGS LTD	Common stock – 100,200 shares		7,289,670
	TEXAS INSTRUMENTS INC	Common stock – 4,221 shares		692,793
	THE BOOKING HOLDINGS INC	Common stock – 1,037 shares		2,309,679
	THERMO FISHER SCIENTIFIC INC	Common stock – 5,861 shares		2,683,359
	TJX COMPANIES INC NEW	Common stock – 7,810 shares		533,345
	TWILIO INC CLASS A	Common stock – 800 shares		270,800
	UNION PACIFIC CORP	Common stock – 3,294 shares		685,877
	UNITED AIRLINES HOLDINGS INC	Common stock – 123 shares		5,320
	UNITEDHEALTH GROUP INC	Common stock – 15,940 shares		5,589,839
	VEEVA SYS INC CL A	Common stock – 2,660 shares		724,185
	VERTEX PHARMACEUTICALS INC	Common stock – 12,182 shares		2,879,094
	VF CORP	Common stock – 2,900 shares		247,689
	VISA INC CL A	Common stock – 39,809 shares		8,707,423
	WILLIS TOWERS WATSON PLC	Common stock – 2,331 shares		491,095
	WIX.COM LTD	Common stock – 4,623 shares		1,155,565
	WORKDAY INC CL A	Common stock – 4,914 shares		1,129,522
	YUM BRANDS INC	Common stock – 7,924 shares		860,229

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	ZOETIS INC CL A	Common stock – 6,126 shares		1,013,853
	ZOOM VIDEO COMM INC CL A	Common stock – 1,432 shares		449,310

	William Blair U.S. Small/Mid Cap Growth Equity Portfolio:
	Interest-bearing Cash:
	BROWN BROTHERS HARRIMAN	Short-term bank deposit		1,261,664
	Common Stock:
	10X GENOMICS INC	Common stock – 6,169 shares		873,530
	ABIOMED INC	Common stock – 2,066 shares		669,797
	ACADIA HEALTHCARE CO INC	Common stock – 11,332 shares		569,546
	ADVANCE AUTO PARTS INC	Common stock – 5,395 shares		849,766
	ALARM.COM HOLDINGS INC	Common stock –12,067 shares		1,248,331
	AMEDISYS INC	Common stock – 3,836 shares		1,125,214
	ARES MANAGEMENT CORP CL A	Common stock – 16,382 shares		770,773
	ASPEN TECHNOLOGIES	Common stock – 7,419 shares		966,325
	AVALARA INC	Common stock – 6,583 shares		1,085,471
	AXON ENTERPRISE INC	Common stock – 8,771 shares		1,074,711
	BIO TECHNE CORP	Common stock – 3,553 shares		1,128,255
	BJS WHSL CLUB HLDGS INC	Common stock – 28,379 shares		1,057,969
	BLUEPRINT MEDICINES CORP	Common stock – 4,486 shares		503,105
	BOOZ ALLEN HAMILTON HLDG CL A	Common stock – 6,030 shares		525,695
	BRIGHT HORIZONS FAMILY SOL INC	Common stock – 5,708 shares		987,427
	BRINKS CO	Common stock – 20,674 shares		1,488,528
	BROOKS AUTOMATION INC	Common stock – 15,946 shares		1,081,936
	BUILDERS FIRSTSOURCE	Common stock – 22,934 shares		935,937
	BURLINGTON STORES INC	Common stock – 2,448 shares		640,274
	BWX TECHNOLOGIES INC	Common stock – 29,528 shares		1,779,948
	CABLE ONE INC W/I	Common stock – 509 shares		1,133,909
	CAMECO CORP	Common stock – 58,210 shares		780,014
	CREE INC	Common stock – 7,798 shares		825,808
	CROWN HOLDINGS INC	Common stock – 14,843 shares		1,487,269
	ENCOMPASS HEALTH CORP	Common stock – 19,335 shares		1,598,811
	ENTEGRIS INC	Common stock – 7,367 shares		707,969
	ETSY INC	Common stock – 10,033 shares		1,784,971
	EURONET WORLDWIDE INC	Common stock – 7,923 shares		1,148,201
	FIRSTCASH INC	Common stock – 8,552 shares		598,982
	FIRSTSERVICE CORP (US)	Common stock – 5,751 shares		786,507
	GENERAC HOLDINGS INC	Common stock – 3,983 shares		905,774
	GODADDY INC CL A	Common stock – 11,210 shares		929,869
	GRAND CANYON EDUCATION INC	Common stock – 17,539 shares		1,633,056

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	GUIDEWIRE SOFTWARE INC	Common stock – 4,631 shares		596,149
	HALOZYME THERAPEUTICS INC	Common stock – 28,091 shares		1,199,767
	HEALTHEQUITY INC	Common stock – 16,232 shares		1,131,533
	HEICO CORP CL A	Common stock – 4,842 shares		566,805
	HELEN OF TROY LTD	Common stock – 4,646 shares		1,032,295
	HORIZON THERAPEUTICS PLC	Common stock – 22,864 shares		1,672,502
	INSMED INC	Common stock – 14,756 shares		491,227
	INSPIRE MEDICAL SYSTEMS INC	Common stock – 2,699 shares		507,655
	INSULET CORP	Common stock – 4,190 shares		1,071,090
	J2 GLOBAL INC	Common stock – 7,757 shares		757,781
	LIGAND PHARMACEUTICALS	Common stock – 7,971 shares		792,716
	LINCOLN ELECTRIC HLDGS INC	Common stock – 4,724 shares		549,165
	LIVE NATION ENTERTAINMENT INC	Common stock – 10,614 shares		779,917
	LIVERAMP HOLDINGS INC	Common stock – 12,658 shares		926,439
	MARTIN MARIETTA MATERIALS INC	Common stock – 5,725 shares		1,625,728
	MASIMO CORP	Common stock – 2,246 shares		602,781
	MAXIMUS INC	Common stock – 5,436 shares		397,861
	MERCURY SYSTEMS INC	Common stock – 15,335 shares		1,350,400
	MERIT MEDICAL SYSTEMS INC	Common stock – 12,279 shares		681,607
	MONGODB INC CL A	Common stock – 2,506 shares		899,754
	NATIONAL INSTRUMENT CORP	Common stock – 17,305 shares		760,382
	NATIONAL VISION HOLDINGS INC	Common stock – 15,842 shares		717,484
	NEW FORTRESS ENERGY INC	Common stock – 11,275 shares		604,227
	NICE LTD SPON ADR	Common stock – 5,651 shares		1,602,285
	NOVANTA INC	Common stock – 4,549 shares		537,783
	PENUMBRA INC	Common stock – 5,957 shares		1,042,475
	PROOFPOINT INC	Common stock – 4,790 shares		653,404
	PURE STORAGE INC CL A	Common stock – 60,906 shares		1,377,085
	RITCHIE BROS AUCTIONEERS (USA)	Common stock – 18,132 shares		1,261,081
	SOLAREDGE TECHNOLOGIES INC	Common stock – 3,820 shares		1,219,038
	STAR PEAK ENERGY TRANSITION	Common stock – 19,943 shares		408,034
	STERIS PLC	Common stock – 5,197 shares		985,039
	TELEDYNE TECHNOLOGIES INC	Common stock – 2,100 shares		823,158
	TELEFLEX INC	Common stock – 2,226 shares		916,155
	TERMINIX GLOBAL HLDGS INC	Common stock – 13,281 shares		677,464
	TREX CO INC	Common stock – 15,032 shares		1,258,479
	TWIST BIOSCIENCE CORP	Common stock – 2,968 shares		419,349
	ULTA BEAUTY INC	Common stock – 1,716 shares		492,767
	VARONIS SYSTEMS INC	Common stock – 5,494 shares		898,873
	VERACYTE INC	Common stock – 22,721 shares		1,111,966

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	VIRTU FINANCIAL INC CL A	Common stock – 28,430 shares		715,583
	WESTERN ALLIANCE BANCORP	Common stock – 9,154 shares		548,782
	ZENDESK INC	Common stock – 5,128 shares		733,919
	ZYNGA INC	Common stock – 94,666 shares		934,353
				436,594,098

*	Self-Directed Brokerage Fund	A self-directed brokerage fund allowing participants to invest in a wide array of securities including but not limited to publicly traded stocks, mutual funds, exchange-traded funds, bonds, certificates of deposit, and money market funds at their discretion.		101,878,515

		Investments (at fair value)		1,524,022,016

*	Participant Loans	Loans extended to participants at interest rates of 4.25% to 9.5%		20,738,596

				$1,544,760,612

*Party-in-interest
**Column not applicable for participant-directed investments.

    SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
THE WILLIAMS INVESTMENT PLUS PLAN
(Name of Plan)
/s/Robert Biffle
Robert Biffle
Chairman, Administrative Committee
The Williams Companies, Inc.
Date: June 10, 2021

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm